Exhibit 99.2

2025 Annual Report and Notice of Annual General Meeting

Hong Kong, Shanghai & Florham Park, NJ — Thursday, April 9, 2026: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; HKEX: 13) today announces that its 2025 Annual Report, together with the Notice of Annual General Meeting and the Form of Proxy (“AGM Materials”), will be posted on April 10, 2026 to those shareholders who have elected to receive the AGM Materials in printed form. The documents can also be accessed from the HUTCHMED website (www.hutch-med.com).

The 2026 Annual General Meeting (“AGM”) will be an electronic/hybrid meeting to be held at 1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, May 12, 2026 at 4:00 pm Hong Kong Time (9:00 am London Time), with electronic access through an online platform as detailed in the AGM Materials.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Tim Stamper	+44 7771 913 902 (Mobile) / +44 7779 436 689 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Freddie Barnfield / Jeffrey Wong / Duncan Monteith	+44 20 7260 1000